Exhibit 99.1

Media Release

FOR IMMEDIATE RELEASE

IMV’s T Cell Therapy Demonstrates 86% Objective Response Rate in Combination with Merck’s Keytruda® in PD-L1 Positive Patients with r/r DLBCL

Results support the interactive mechanism of action of the combination treatment, and the advancement into a potentially pivotal registration trial

86% (6/7) Objective Response Rate (ORR) in patients positive for the PD-L1 biomarker

Data to be presented at the SITC Annual Meeting and Company will host a webcast to discuss data and path forward on Nov. 12 at 8.00am ET

Dartmouth, NS, November 9, 2020 – IMV Inc. (Nasdaq: IMV; TSX: IMV), a clinical stage biopharmaceutical company pioneering a novel class of immunotherapies, today announced that the Company’s T cell therapy demonstrates an 86% objective response rate in combination with Merck’s Keytruda® (pembrolizumab) in patients with Program Death Ligand 1 (PD-L1) positive relapsed / refractory diffuse large B-cell lymphoma (r/r DLBCL). Detailed results will be presented at the Society for Immunotherapy of Cancer (SITC) 35th Anniversary Annual Meeting, to be held virtually Nov. 9-14, 2020 and during a webcast hosted by IMV on November 12, 2020.

“Biomarkers are critical for the development of precision medicine in oncology. Not only can they improve the outcome of cancer patients receiving treatments, but they also can greatly reduce the risk inherent in late-stage clinical trials and facilitate the path to market for new treatments such as our new T cell therapy,” said Joanne Schindler, Chief Medical Officer at IMV. “DLBCL is the most common form of Non-Hodgkin lymphoma and relapsed/refractory patients need more accessible and better treatment options. Identifying a biomarker predictive of response for these patients was an important objective of our clinical plan and path to approval.”

All clinical responses are associated with expression of the PD-L1 biomarker

All clinical responses observed so far in the study have been in PD-L1 positive subjects defined as a percentage of PD-L1+ cells scored in the tumor region of 10% or more. No benefits have been observed in the PD-L1 negative population (n=11) where all subjects experienced Progressive Disease (PD) (n=9) or a Stable Disease (SD) (n=2).

The difference between the two populations is statistically significant and indicates that PD-L1 has the potential to become a predictive biomarker and a companion diagnostic for DLBCL treatment with the combination, to identify and recruit the patients that are the most likely to respond.

As of the data cut-off date for the presentation at SITC, 18 pre-treatment samples from patients enrolled in the SPiReL study were available for biomarker analysis. Thirty nine percent (7/18) of subjects demonstrated a positive pre-treatment tumor PD-L1 expression. Key findings for this population include:

  100% of subjects with Disease Control Rate (DCR) defined as Stable Disease (SD) or Complete or Partial Response (CR or PR)

  86% (6/7) of subjects with Objective Response Rate (ORR) (3 CR, and 3 PR)

The PD-L1 pathway regulates T-cell responses allowing tumors to evade detection by the immune system. PD-L1 expression has been extensively studied in relation to the prognosis of various cancers and is approved in multiple tumor types as a predictive biomarker for treatment with checkpoint inhibitors targeting the PD-1/PD-L1 pathway. In DLBCL, PD-L1 has been shown to be expressed in 26% to 75% of patients and is generally thought to be associated with a poor prognosis and shorter survival1,2.

Checkpoint inhibitors such as Keytruda® and Opdivo® are not approved in DLBCL and have demonstrated limited activity including in PD-L1 positive patients.1,3

Poster Presentation Details

Poster Title

Baseline PD-L1 expression and tumor immune infiltration is associated with clinical response in patients with r/r DLBCL treated with DPX-Survivac, low-dose cyclophosphamide and pembrolizumab

Presenter: Neil Berinstein, MD, FRCPC, ABIM
Hematologist at the Sunnybrook Health Science Centre, Toronto.

  Poster is available on Company’s website and on the SITC conference platform since November 9 at 8.00am EST. The final poster presentation will include additional data collected between the date of the abstract submission and the presentation itself. The poster is available under the Scientific Publications & Posters section on IMV’s website.

  Company will discuss the data during a live webcast on November 12 at 8.00am EST with a presentation of the results by Neil Berinstein, MD, FRCPC, ABIM, Principal Investigator of the SPiReL study. Webcast registration will be available under “Events, Webcasts and Presentations” in the Investors section of IMV’s website. The video recording will be available for replay shortly thereafter.

About the SPiReL Study

[1] Xu-Monette, Zijun Y et al. “PD-1 expression and clinical PD-1 blockade in B-cell lymphomas” Blood vol. 131,1 (2018): 68-83. doi:10.1182/blood-2017-07-740993
[2] Suzuki Y, Kohno K, Matsue K, et al. PD-L1 (SP142) expression in neoplastic cells predicts a poor prognosis for patients with intravascular large B-cell lymphoma treated with rituximab-based multi-agent chemotherapy. Cancer Med. 2020;9(13):4768-4776. doi:10.1002/cam4.3104
[3] Ansell SM, et al. Nivolumab for Relapsed/Refractory Diffuse Large B-Cell Lymphoma in Patients Ineligible for or Having Failed Autologous Transplantation: A Single-Arm, Phase II Study. J Clin Oncol. 2019 Feb 20;37(6):481-489. doi: 10.1200/JCO.18.00766

“SPiReL” is a Phase 2 non-randomized, open label, efficacy, and safety study of a novel immunotherapy combination with DPX-Survivac and pembrolizumab. Intermittent low dose cyclophosphamide is given as an immune modulator. Subjects with r/r incurable DLBCL and survivin expression are eligible for participation. The primary outcome is to document the objective response rate using modified Cheson criteria to the combination treatment. Secondary objectives include safety, duration of response and time to next treatment. Exploratory endpoints include T cell response, tumour immune cell infiltration, and biomarker analysis. To date, 24 subjects have been enrolled.

About DPX-Survivac

DPX-Survivac is the lead candidate in IMV’s new class of immunotherapy that generates targeted and sustained cancer cell killing capabilities in vivo. Treatments with the DPX-Survivac T cell therapy have demonstrated a favorable safety profile across all clinical studies.

IMV’s T cell therapy, DPX-Survivac, consists of survivin-based peptides formulated in IMV’s proprietary delivery platform (DPX). IMV’s lead compound is designed to generate a sustained cytotoxic T cell response against cancer cells presenting survivin peptides on their surface.

Survivin, recognized by the National Cancer Institute (NCI) as a promising tumor-associated antigen, is broadly over-expressed in most cancer types, and plays an essential role in antagonizing cell death, supporting tumor-associated angiogenesis, and promoting resistance to chemotherapies. IMV has identified over 20 cancer indications in which survivin can be targeted by DPX-Survivac.

DPX-Survivac has received Fast Track designation from the U.S. Food and Drug Administration (FDA) as maintenance therapy in advanced ovarian cancer, as well as Orphan Drug designation status from the U.S. FDA and the European Medicines Agency (EMA) in the ovarian cancer indication.

About IMV

IMV Inc. is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. IMV is pioneering a new class of cancer-targeted immunotherapies and vaccines based on the Company’s proprietary delivery platform (DPX). This patented technology leverages a novel mechanism of action that enables the activation of immune cells in vivo, which are aimed at generating powerful new synthetic therapeutic capabilities. IMV’s lead candidate, DPX-Survivac, is a T cell-activating immunotherapy that combines the utility of the platform with a novel cancer target: survivin. IMV is currently assessing DPX-Survivac in advanced ovarian cancer, as well as a combination therapy in multiple clinical studies with Merck. IMV is also developing a DPX-based vaccine to fight against COVID-19. Visit www.imv-inc.com and connect with us on Twitter and LinkedIn.

IMV Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, the potential impacts of biomarkers when treating cancer; the potential for using DPX-Survivac to treat different types of cancers; and the results and timing of expected results from the Corporation’s various DPX-Survivac’s studies. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Corporation, including access to capital, the successful design and completion of clinical trials and the receipt and timely receipt of all regulatory approvals. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties and those risks and uncertainties include, but are not limited to, our ability to access capital, the successful and timely completion of clinical trials and studies, the receipt of all regulatory approvals and other risks detailed from time to time in our ongoing quarterly filings and annual information form Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar

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Source: IMV Inc.

Investor Relations

Marc Jasmin, Senior Director, Investor Relations, IMV Inc.
O: (902) 492-1819 ext : 1042
M: (514) 617-9481 E: mjasmin@imv-inc.com

Irina Koffler, Managing Director, LifeSci Advisors
O: (646) 970-4681
M: (917) 734-7387
E: ikoffler@lifesciadvisors.com

Media

Delphine Davan, Director of Communications, IMV Inc.
M: (514) 968 1046 E: ddavan@imv-inc.com